SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          AMENDMENT NO. 1

            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                           January 9, 1997
       (Date of Event Which Requires Filing of This Statement)

                           CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Pattco, Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    61-0895308

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   1,390,369
(8)  Shared voting power. . . . . . . . . . . .           0
(9)  Sole dispositive power . . . . . . . . . .   1,390,369
(10) Shared dispositive power . . . . . . . . .           0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,390,369

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   33.2%

(14) Type of reporting person  . . . . . . . . .  CO

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    James A.
                                                  Patterson

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   1,390,369
(8)  Shared voting power. . . . . . . . . . . .           0
(9)  Sole dispositive power . . . . . . . . . .   1,390,369
(10) Shared dispositive power . . . . . . . . .           0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,390,369

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   33.2%

(14) Type of reporting person  . . . . . . . . .  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.10 par value ("Common Shares"), of DMI
Furniture, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at One
Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40202.


Item 2.   Identity and Background.

     1.   Pattco, Inc.

          (a)  Name: Pattco, Inc.

          (b)  State of Incorporation: Kentucky

          (c) Principal Business: Venture capital and management services.

          (d)  Business Address:   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (e)  Principal Office:   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (f) During the last five years, Pattco, Inc. has not been convicted in a criminal proceeding.

          (g) During the last five years, Pattco, Inc. was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree
               or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

     2.   James A. Patterson

          (a)  Name: James A. Patterson

          (b)  Business Address:   Pattco, Inc.
                                   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (c)  Principal Occupation: Chairman and President of
               Pattco, Inc.

          (d) During the last five years, Mr. Patterson has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Patterson was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Patterson is a United States citizen.



Item 3.   Sources and Amount of Funds or Other Consideration.

     In August 1996, Pattco, Inc. and certain other investors filed a Schedule 13D/A as a group (Donald D. Dreher, et. al) to report the purchase of Common Shares and Series C Preferred Stock ("Preferred Shares") convertible into Common Shares by individual members of the group from three institutional shareholders.
Pattco, Inc. used working capital to purchase Preferred and Common Shares in the transactions referenced in the preceding paragraph. Pattco, Inc. and James A. Patterson, who holds a controlling interest in Pattco, are filing this Schedule 13D to report information relating to their individual beneficial ownership of Common Shares to reflect the termination of group status following the completion of the stock purchases.


Item 4.   Purpose of Transaction.

     In the August 1996 transactions, Pattco, Inc. acquired shares of Common Stock and Preferred Stock for investment. In the future, Pattco, Inc. may purchase additional Preferred Shares or Common Shares in open market or privately negotiated transactions, although it has no immediate plans to do so. Whether Pattco, Inc. purchases additional Preferred or Common Shares will depend on its continuing assessment of pertinent factors, including without limitation the availability of Preferred or Common Shares for purchase at particular price levels, stock market and money market conditions, economic conditions in general, and the condition of the furniture industry and the Issuer in particular.

   Under the Issuer's Amended and Restated Articles of Incorporation, the holders of the Issuer's Preferred Stock are entitled to elect two Class II Directors to the Issuer's board of directors. On September 11, 1996, the holders of the Preferred Stock elected Mark E. Pulliam, a Vice President of Pattco, Inc. to one of these two Class II positions, which had previously been vacant. In addition, Thomas A. Dieruf, a Vice President of Pattco, Inc. has been nominated for election by the Issuer's Common

Shareholders to a one-year term as a Class I Director at the Issuer's December 1996 annual meeting of stockholders.

     Except as indicated above, neither Pattco, Inc. nor Mr. Patterson has any current plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

     Neither Pattco, Inc. Nor James A. Patterson has engaged in any transactions in the Common Shares or securities convertible into the Common Shares during the past sixty days.

     Pattco, Inc. owns 260,956 Common Shares and 910,616 Preferred Shares convertible into 1,129,413 Common Shares with respect to which Pattco, Inc. has sole voting and dispositive power. Pattco, Inc. is the beneficial owner of a total of 1,390,369 shares or 33.2% of the Common Shares. James A. Patterson may be deemed to be the beneficial owner of the shares owned by Pattco, Inc. by virtue of Mr. Patterson's ownership of a controlling interest in Pattco, Inc.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be Filed as Exhibits.

     None

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              PATTCO, INC.

                              By /s/ James A Patterson,
                              Chairman and President

                              Date:  January 9, 1997


                              /s/James A. Patterson

                              Date: January 9, 1997